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                              September 28, 2023

       Halley Gilbert
       Chief Legal Officer
       CARGO Therapeutics, Inc.
       1900 Alameda De Las Pulgas, Suite 350
       San Mateo, CA 94403

                                                        Re: CARGO Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
1, 2023
                                                            CIK No. 0001966494

       Dear Halley Gilbert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1.                                                   Please disclose whether
Stanford   s Phase 1 clinical trial was powered for statistical
                                                        significance, and
whether any SAEs were observed. Please also disclose whether
                                                        Stanford is a licensor,
or otherwise advise.
   2. We note your disclosure on page 2 that Stanford received Breakthrough Therapy
                                                        Designation from the
FDA. Please balance this disclosure with the statement on page 45 that a Breakthrough
Therapy Designation may not lead to a faster development or
                                                        regulatory review or
approval process, and does not increase the likelihood that a product
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FirstName  LastNameHalley
CARGO Therapeutics,   Inc. Gilbert
Comapany 28,
September  NameCARGO
               2023      Therapeutics, Inc.
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         candidate will receive FDA approval. Please also clarify whether your product candidate,
         CRG-022, has been designated by the FDA as a breakthrough therapy for the purposes of your IND application.
3. With regard to your disclosure that CRG-022 is being studied by Stanford in a Phase 1 clinical trial, please clarify, if known, whether Stanford plans to pursue additional clinical trials beyond its current Phase 1 clinical trial with a goal of receiving regulatory approval and how your and their trials will work in tandem, if at all.
4.       We note your references to "breakthrough" and "encouraging" results here, and
         elsewhere. Please refrain from describing preliminary data from clinical trials as
         "breakthrough" or "encouraging" as this may create an inference that a product candidate is more likely to be found to be safe and effective and limit the discussion to the objective clinical data, such as the endpoints and whether they were met.
5.       We note your disclosure on page 3 regarding    demonstrating
comparability of the final
         drug product to that produced by the process used in the Stanford Phase 1 clinical trial.
         Please balance this disclosure with the statements on page 45 and elsewhere that you cannot assure that the FDA will agree with your claim of comparability and the sufficiency of the data to support it, or agree with your ability to reference the preclinical, manufacturing or clinical data generated by the Stanford clinical trial even if you obtain a right of reference from Stanford.
6. Please revise your prospectus summary to explain briefly at first use each of the scientific or technical terms. By way of example only, we note the following terms:
             Autologous
             Chimeric antigen receptor
             High Complete Response
             Cognate ligands
             Immune escape
             Payload capacity
             Lentiviral vector
Our solution: next generation of CAR T-cell therapies, page 3

7. We note your disclosure on page 4 that your team will implement manufacturing processes that are highly reliable and readily transferrable to expand capacity, reduce turnaround time and minimize costs of goods. Please balance this disclosure with the statements on page 25 that you may experience delays in developing a sustainable, reproducible and scalable manufacturing and page 55 that you do not own or operate your own manufacturing facilities, and rely on third-parties, which can result in increased costs that could delay, prevent, or impair development or commercialization efforts.
Our history, team and investors, page 6

8. We note your disclosure that your team has progressed products from research to clinical
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FirstName  LastNameHalley
CARGO Therapeutics,   Inc. Gilbert
Comapany 28,
September  NameCARGO
               2023      Therapeutics, Inc.
September
Page 3     28, 2023 Page 3
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         trials, and ultimately to regulatory approval and commercialization. Please balance this disclosure with the statement on page 25 that novel products, such as yours, can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates.
9. Please limit the disclosure of specific investors to those identified in the beneficial ownership table on page 194. Additionally, indicate that prospective investors should not
         rely on the named investors    investment decisions, that these
investors may have different
         risk tolerances and that the shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.
Risk Factors Summary, page 7

10.      We note your disclosure that you have experienced    rapid growth
since your inception,
         and that you    expect    to continue to grow in the future. Please
specify the type of
            growth    you are referencing in this disclosure. In this regard,
we note your disclosure on
         page 22 appears to reference employee and operational growth. Summary financial data, page 12

11. You disclose on page F-23 that the preferred stock will automatically be converted into common stock upon the IPO provided that the offering price per share is not less than
         $5.00 (as adjusted for stock dividend, stock split, combination or other similar recapitalization) and the aggregate gross proceeds to the Company are not less than $75.0 million, or at the date and time, or occurrence, of an event specified in a vote or written consent of the holders of the majority of the outstanding shares of convertible preferred stock. Tell us why it is appropriate to include the conversion in the pro forma column on page 14. If you believe the preferred stock will convert upon the IPO, please revise the disclosure to clarify the conditions in which the conversion will occur and tell us why you believe the conditions will be met.
Critical Accounting Policies and Significant Judgments and Estimates
Common Stock Valuations, page 120

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation. Please discuss with the staff how to submit your response.
Business
Our lead program, CRG-022, page 125

13. Please revise to clearly disclose the primary and secondary endpoints, if any, of the
         Stanford Phase 1 clinical trial and whether they were achieved. In addition, please
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FirstName  LastNameHalley
CARGO Therapeutics,   Inc. Gilbert
Comapany 28,
September  NameCARGO
               2023      Therapeutics, Inc.
September
Page 4     28, 2023 Page 4
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         disclose any observed serious adverse events.
Our tri-specific program, CRG-023, page 127

14. Please identify the referenced study published in June 2023. Establishment of a commercial manufacturing process for CRG-022, page 138

15. We note your disclosure that the manufacturing process for CRG-022 builds upon the process used to manufacture CRG-022 used by Stanford. If your manufacturing process uses technology developed by Stanford, please indicate in an appropriate location whether such technology is in-licensed under the Stanford Agreement. Competition, page 145

16. With respect to your disclosures regarding competitors, please explain the difference
         between    autologous    and    allogenic    CAR T therapies.
Intellectual Property, page 147

17. Please specify the foreign jurisdictions in which you have pending applications, licensed patents or licensed pending patents.
License Agreements, page 149

18. Please revise your Stanford Agreement and National Cancer Institute license agreement disclosures relating to "double-digit percentage" of milestone payments applicable to product covered by licensed patent rights on non-patented products, "low double-digit percentage" of non-royalty revenue in the event you choose to exercise your right to sublicense, and "low single-digit to a low double-digit percentage" to specify a percentage rate or range that does not exceed ten percentage points.
Notes to the Financial Statements for the year ended December 31, 2022
11. License and research and development agreements
Oxford license and supply agreement, page F-27

19. Please disaggregate the $9.3 million milestone payments you may be required to pay into development, regulatory and commercial milestones.
General

20. Please ensure the writing is legible in the visual depictions throughout your draft
         registration statement. For example only, your visual under    Pre
STASH technology    on
         page 145 contains illegible text.
21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Halley Gilbert
CARGO Therapeutics, Inc.
September 28, 2023
Page 5
      not they retain copies of the communications.
       You may contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameHalley Gilbert
                                                          Division of
Corporation Finance
Comapany NameCARGO Therapeutics, Inc.
                                                          Office of Life
Sciences
September 28, 2023 Page 5
cc:       Benjamin A. Potter, Esq.
FirstName LastName